SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 30TH, 2012

DATE, TIME AND PLACE: On October 30th, 2012, at 9:00am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. It was registered the justified absence of Mr. Carmelo Furci. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Company's Statutory Audit Committee, Claudio Zezza, Chief Financial Officer, Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Rogério Tostes Lima, Investor Relations Officer, Roger Sole Rafols, Chief Marketing Officer, Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, Ana Cristina Oliveira, responsible for the Quality Department, and Jaques Horn, Legal Officer and Secretary, as well as the representative of PricewaterhouseCoopers ("PwC"), independent auditors of the Company, Mr. Andrea Costa.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the Quarterly Information Report (“ITRs”) of the third quarter of 2012; (2) To acknowledge about and evaluate the terms of the independence statement of PwC, informing that it fulfills the independence requirements; and (3) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, as well as the related material, which shall be filed at the Company’s head offices, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows: (1) The Board of Directors acknowledged about the Company’s ITRs’ Report, dated as of September 30th, 2012, in accordance with the information provided by the Company’s Administration. The Board Members were informed about the favorable opinions issued by Statutory Audit Committee and by the independent auditors of the Company, PwC. Such report was subjected to a limited review by the independent auditors, PwC; (2) The Board of Directors acknowledge about the terms of the Independence Statement issued by PwC, pursuant to Rule 3526 of the Public Company Accounting Oversight Board (“PCAOB”), which obligates PwC to set forth its independence in relation to the Company and its administration; and (3) Regarding other matters of general interest of the Company, the Board of Directors acknowledge about the network quality plan follow-up report according with the parameters presented to National Agency of Telecommunications – ANATEL. The Board Members also approved the format of such report which will be monthly sent to them, as defined at the Board of Directors’ Meeting held on September 5th, 2012.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), October 30th, 2012.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 30, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.